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                             October 28, 2021

       Ryan Schaffer
       Chief Financial Officer
       Expensify, Inc.
       401 SW 5th Ave
       Portland, Oregon 97204

                                                        Re: Expensify, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 18,
2021
                                                            File No. 333-260297

       Dear Mr. Schaffer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2021 letter.

       Amendment No. 1 to Form S-1

       Capitalization, page 73

   1. We note your response to prior comment three as well as your corresponding revisions made throughout the
filing. Please tell us how you considered the need to include an adjustment for cash
bonuses to be paid with proceeds from this offering as part of your capitalization
calculation as of June 30, 2021 on a pro forma, as adjusted basis.
 Ryan Schaffer
FirstName
Expensify, LastNameRyan Schaffer
           Inc.
Comapany
October 28,NameExpensify,
            2021          Inc.
October
Page 2 28, 2021 Page 2
FirstName LastName
Description of Capital Stock
The Voting Trust, page 178

2. We note that section 17 of the voting trust agreement contains an arbitration provision.
         Please expand your disclosure to confirm that this provision does not impact a
         shareholder   s rights to pursue claims under the United States
federal securities laws.
        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Alexa Berlin